Exhibit 12.1

TREEHOUSE FOODS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended December 31,
	2015	2014	2013	2012	2011
Earnings:
Income before income taxes	$171,264	$136,570	$124,910	$124,209	$139,798
Add (deduct):
Fixed charges	70,067	62,206	66,913	69,246	71,045
Capitalization of interest, net of amortization	(161)	(48)	389	(343)	(451)
Other	—	—	231	374	64

Earnings available for fixed charges (a)	$241,170	$198,728	$192,443	$193,486	$210,455

Fixed charges:
Interest expense	$45,474	$42,036	$49,304	$51,609	$53,023
Capitalized interest and tax interest	511	135	57	568	748
One third of rental expense (1)	24,082	20,035	17,552	17,069	17,274

Total fixed charges (b)	$70,067	$62,206	$66,913	$69,246	$71,045

Ratio of earnings to fixed charges (a/b)	3.44	3.19	2.88	2.79	2.96

(1)	Considered to be representative of interest factor in rental expense.